FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1.                           Reporting Issuer

Envoy Capital Group Inc. (the “Company”)
30 St. Patrick St. Suite 301
Toronto, Ontario
M5T 3A3

Item 2.                           Date of Material Change

May 17, 2011.

Item 3.                           News Release

A press release with respect to the material change referred to in this material change report was issued by the Company on May 17, 2011 and filed on the System for Electronic Document Analysis and Retrieval and released over Marketwire.

Item 4.                           Summary of Material Change

See Press Release attached as Schedule “A”.

Item 5.                           Full Description of Material Change

See Press Release attached as Schedule “A”.

Item 6.                           Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.                           Omitted Information

No information has been omitted.

Item 8.                           Executive Officer

Robert Pollock
President & Chief Executive Officer
(416) 619-3166

Item 9.                            Date of Report

DATED at Toronto, in the Province of Ontario, this 18th day May, 2011.

SCHEDULE “A”

ENVOY CAPITAL GROUP INC. PROVIDES BRIDGE FINANCING

TORONTO, ONTARIO -- May 17, 2011 -- Envoy Capital Group Inc. (NASDAQ: ECGI; TSX:ECG) (the “Company”) is pleased to announce that the Company has provided bridge financing in the amount of $1,850,000 to Vancouver based Merus Labs International Inc. (CNSX: MR). The financing is structured in the form of $6.0 million short-term loan. The balance of the loan has been syndicated with another financing group. The loan will have an initial term of six months, with interest payable at 1% per month. Envoy will also receive a bonus of 925,000 units of Merus’ recent equity financing. Each unit is comprised of one Merus common share and one common share purchase warrant exercisable at a price of 40 cents for two years. The securities are subject to a four-month hold period from the date of closing.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in the North American pharmaceutical markets and its access to capital to acquire and license niche branded products in Canada and United States.

For further information, please contact:

Envoy Capital Group Inc.
Contact: Robert Pollock
Tel: 416.619.3166

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking information is typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking information provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in forward looking information as a result of various factors, including, but not limited to, the state of the financial markets for the Company’s equity securities, the state of the market for iron ore or other minerals that may be produced generally, recent market volatility; variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to raise the necessary capital or to be fully able to implement its business strategies and other risks associated with the exploration and development of mineral properties. The reader is referred to the Company's disclosure documents for a more complete discussion of such risk factors and their potential effects, copies of which may be accessed through the Company’s page on SEDAR at www.sedar.com